Jeffrey C. Newman

Vice President, Chief Financial

Officer, Secretary and Treasurer

608-252-7149

August 27, 2012

Via EDGAR

Mr. Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Subject:

MGE Energy, Inc.

Madison Gas and Electric Company

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

Definitive Proxy Statement filed on Schedule 14A

Filed March 30, 2012

File Nos. 0-49965 and 0-01125

Dear Mr. Mew:

We are writing in response to your letter of August 14, 2012, which contained comments regarding our Annual Report on Form 10-K for the year ended December 31, 2011, and our Proxy Statement dated March 30, 2012.

For ease of reference, we have repeated each of the comments of the staff (the "Staff") of the Securities and Exchange Commission below, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

18. Commitments and Contingencies, page 92

Columbia Clean Air Act Litigation, page 98

1.

Refer to the disclosure in your filing related to the Columbia Clean Air Act Litigation where you state "[a]t this time, MGE is unable to predict with certainty the impact of these claims on its financial condition or results of operations but believes that should there ultimately be an adverse outcome, it could have a significant effect." Please note that when a loss contingency exists, ASC 450-20-25-1 contemplates an assessment as to whether the loss is probable, reasonably possible, or remote. In light of the existence of a loss contingency for this matter, please tell us what consideration you gave to making such assessment as to the likelihood of where the loss falls. Alternatively, please make the required assessment for this loss contingency, describe to us the basis for your conclusion, and provide us with any proposed revised disclosures related to each current loss contingency.

Response: In accordance with ASC 450-20-25-1, we evaluate our loss contingencies at least quarterly to determine whether it is probable that a loss has been incurred and, if so, whether the amount of that loss can be reasonably estimated. These quarterly assessments are made by our General Counsel and our Chief Financial Officer. Our General Counsel reviews pending matters with applicable external counsel for the purpose of assessing any claims and potential liabilities, including facts and available defenses. Our Chief Financial Officer assesses that information in consultation with our internal accounting personnel in light of applicable accounting requirements. Our General Counsel also consulted with the other owners of the generating plant that is the subject of the Columbia Clean Air Litigation regarding their assessment of that litigation and the related claims.

In the case of the Columbia Clean Air Act Litigation, we performed the above-described assessment as to whether a liability was probable. We determined that a loss was probable and then sought to arrive at a reasonable estimate of that loss—ultimately recording the lower end of a range of possible loss. As described in the final paragraph under "Columbia Clean Air Act Litigation" in Footnote 18.g. on page 98 of our Annual Report on Form 10-K, we examined the remedies that had been awarded in similar proceedings to assess the range of possible loss. That paragraph provides:

In response to similar EPA CAA enforcement initiatives, certain utilities have elected to settle with the EPA, while others have elected to litigate. If the EPA and/or Sierra Club successfully prove their claims that projects completed in the past at Columbia required either state or federal CAA permits, MGE may, under the applicable statutes, be required to pay civil penalties in amounts up to $37,500 per day for each violation and/or complete actions for injunctive relief. Payment of fines and/or injunctive relief could be included in a settlement outcome. Injunctive relief contained in settlements or court-ordered remedies for other utilities in similar matters required the installation of pollution control technology, changed operating conditions (including the use of alternative fuels other than coal), surrender of excess emission trading allowances, caps for emissions and limitations on generation (including retirement of generating units) and other beneficial environmental projects. If similar remedies are required for final resolution of these matters at Columbia, MGE would likely incur additional capital and operating expenditures. At this time, MGE is unable to predict with certainty the impact of these claims on its financial condition or results of operations but believes that should there ultimately be an adverse outcome, it could have a significant effect.

We recorded an accrual at December 31, 2011, representing our best estimate of the lower end of the range of our potential liability based upon the information known to us at that time.

The existence of that accrual was intended to be covered primarily by the statement in Footnote 18.h, "Other Legal Matters – MGE Energy and MGE," on page 98, which provides: "MGE maintains accruals for such costs that are probable of being incurred and subject to reasonable estimation. MGE has accrued for such legal matters in the financial statements." In future filings, we will make clearer the connection between the description of a loss contingency, the existence in the financial statements of an accrual for that matter, and the manner in which that accrual was determined.

Finally, the quoted sentence in the Staff's comment above (the last sentence of the above-quoted paragraph) was intended to express our uncertainty as to the final impact of the matter due to the difficulty we experienced in estimating the upper end of the range of reasonably possible loss based on what we had observed as possible remedies in prior similar proceedings. We will clarify that intent in future filings.

2.

Refer to your Columbia Clean Air Act Litigation disclosure where you state, "[t]he parties are exploring possible settlement." Tell us if you held settlement talks with either the EPA or the Sierra Club. If so, then explain in detail the status of the settlement talks and any proposed settlement amount(s); including any counter-offer(s) made by you. Lastly, tell us if you have reserved for this matter. If not, then explain why you have not made an accrual in light of the settlement options you disclose.

Response: We have held settlement talks with both the EPA and Sierra Club. The status of those talks, and the Columbia Clean Air Act Litigation, were updated in Footnote 8.a., "Environmental – MGE Energy and MGE," under the caption "Columbia – Columbia Clean Air Act Litigation" on pages 19 to 20 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012. That update includes the following paragraphs:

MGE believes that the parties have reached a tentative agreement on the general terms of a settlement with the EPA and Sierra Club regarding the various facilities, including Columbia. The Sierra Club has stipulated to dismissal of the lawsuit, without prejudice, while the parties attempt to reach a final settlement. The parties are currently negotiating a consent decree based upon those general terms, which may change during the negotiations. Based on a review of existing EPA consent decrees, the final consent decree could include the installation of emission control technology, changed operating conditions (including use of fuels other than coal and retirement of units), limitations on emissions, beneficial environmental mitigation projects, and a civil penalty.

Once the parties agree to the final terms, the Court must approve the settlement agreement. MGE cannot predict the outcome of these claims, but believes the outcome could be significant if the parties are unable to reach final agreement, or reach final agreement on different terms than currently anticipated, or if the Court does not approve the final settlement agreement and should there ultimately be an adverse outcome.

As noted in response to comment no. 1, MGE had recorded an accrual for the Columbia Clean Air Act Litigation at December 31, 2011. This accrual was adjusted at June 30, 2012, based on the facts described in the quoted paragraphs from our June 30, 2012, Form 10-Q report. Neither the accrual at December 31, 2011, nor the adjusted accrual at June 30, 2012, was material to our financial statements. We will clarify that point in our future filings.

h. Other Legal Matters – MGE Energy and MGE, page 98

3.

We note your disclosure of various other legal matters and your statement, "[m]GE has accrued for such matters in the financial statements." Tell us and disclose the amount(s) of your accrual for these matters. Further revise your disclosure by providing in aggregate an estimated reasonably possible range of loss for these matters, if any, in excess of the accrual to the extent they are material.

Response: As noted in response to comment no. 1, this statement was intended primarily to reflect that an accrual had been made for the Columbia Clean Air Act Litigation. That accrual reflected our best estimate of the lower end of the range of our potential liability in that litigation and, as noted in our response to comment no. 2, (i) was updated as of June 30, 2012, based upon the information then known to us and (ii) was not material to our financial statements. We will clarify these points in the disclosures we make regarding the Columbia Clean Air Act Litigation in our future filings.

The statement noted in the Staff's comment above also refers to accruals for several other matters, none of which are individually or in the aggregate material to our financial statement presentation. Those other matters are not currently considered to be material, and we will make a statement to that effect if that is the assessment of those matters at the time of our future filings.

Definitive Proxy Statement filed on Schedule 14A

Executive Compensation, page 15

Compensation Discussion and Analysis, page 15

4.

Please disclose the information required by Item 402(b)(1)(vii) of Regulation S-K.

Response: Please note that our proxy statement contained the following statement in the last paragraph of "Role of the Compensation Committee" under "Compensation Discussion and Analysis" on page 18 of our proxy statement:

The committee also considered the results of the most recent shareholder advisory vote on executive compensation in which shareholders expressed strong support for their approval of our executive compensation as disclosed in our proxy statement.

As reported in our Current Report on Form 8-K dated May 17, 2011, we received a strong favorable vote (83.7% of the shares voting at our 2011 annual meeting) on the advisory proposal to approve our executive compensation as disclosed in our proxy statement. Our Board considered that vote as indicating our company had an effective executive compensation program in place that did not require, in the view of our shareholders, significant changes.

We will modify our future disclosure to include a discussion of any changes that our Compensation Committee and our Board have made as a result of the most recent shareholder advisory vote on executive compensation.

Compensation/Benefits Structure, page 18

Base Salaries, page 20

5.

Please disclose the factors that you considered to increase your named executive officers' base salaries from fiscal 2010 to fiscal 2011. See Item 402(b)(2)(ix) of Regulation S-K.

Response: Please note that our proxy statement contained the following statement in the paragraph labeled "Base Salaries" under "Compensation/Benefits Structure" in "Compensation Discussion and Analysis" on page 20 of our Proxy Statement:

We adjust salaries taking into consideration changes in the market, changes in responsibilities and performance against job expectations. We also consider the nature of the position, responsibilities, skills and experience of the officer and his or her past performance.

This statement was intended to describe the factors that were taken into account in the determination of base salary changes from fiscal 2010 to fiscal 2011. We will modify our future disclosures to describe more specifically the factors considered in making any material increase or decrease in base salaries.

Short-Term Incentive, page 20

6.

Please explain how achievement of the metric-specific targets, the other corporate goals, and the individual performance goals resulted in the amounts paid to each named executive officer, as disclosed in the "Bonus" column of the Summary Compensation Table. Please also disclose the size of the incentive pool for 2011 and 2010 and explain the reasons for any material increase in the size of such pool.

Response: Please note that our proxy statement contained the following statements in the bulleted paragraph "Short-Term Incentives:" under "Compensation/Benefits Structure" in "Compensation Discussion and Analysis" on page 19 of our Proxy Statement:

•

Short-Term Incentives: For 2011, incentives were determined by the board. The incentives are based on objective metric-specific targets, a subjective assessment of overall corporate performance and a subjective assessment of individual performance. Achieving the target bonus opportunity for all categories would yield a 100 percent payout of the target bonus amount. The target bonus amount for the CEO is 50 percent, and the remaining NEOs is 35 percent, of annualized base pay at December 31, 2011. The components that make up the target bonus opportunity are shown below:

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40 percent upon the achievement of objective targets (actual payout for all NEOs was 55.375 percent, see page 20).

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30 percent upon a subjective assessment of the degree of achievement of specified corporate goals. The corporate goals are not formula-based and require judgment to be applied on the part of the committee and board (actual payout for all NEOs was 35 percent, see page 21).

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30 percent upon a subjective assessment of the degree of achievement of specified individual goals. The individual goals are not formula-based and require judgment to be applied on the part of the committee and board (actual payout for the CEO was 36 percent and between 30 percent and 36 percent for the remaining NEOs, see page 21).

We believe that the foregoing disclosure, together with the paragraphs that follow describing the metric-specific targets, the other corporate goals, and the individual performance goals, provide the information needed to appreciate the connection between the achievement of those targets and goals and the bonus amounts shown in the Summary Cash Compensation Table. The third sentence of the lead-in paragraph notes the percentage of annualized compensation that can be achieved at the target level of performance, and the following subparagraphs summarize the actual performance relative to target. In future filings, we will modify our future disclosures regarding our short-term incentive arrangement to clarify the relationship between the amounts reported in the Summary Compensation Table as Bonus and the actual performance/achievement under the short-term incentive arrangement.

We will modify our future disclosures with respect to the short-term incentive arrangement to indicate the dollar size of the incentive pool at the target level of performance for the current year as compared to the dollar size of the incentive pool at the target level of performance for the immediately preceding year. In 2011, the incentive pool for the named executive officers at the target level of performance was $602,889. Our short-term incentive program in effect during 2010 was based upon subjective evaluations of the named executive officers' performance and involved aggregate payments of $673,000. As noted in our proxy statement dated March 23, 2011, our Compensation Committee undertook "a review of our short-term incentive programs, with the objective of basing them in 2011 and thereafter more on objective performance measures and setting threshold, target and maximum payment levels." ("Executive Compensation – Compensation Discussion and Analysis" on page 19 of our proxy statement dated March 23, 2011.) As the quoted language indicates, we expect the 2011 and 2012 short-term incentive arrangements to be more directly comparable.

Summary of Short-Term Incentive Payouts, page 21

7.

In addition to disclosing the actual payout as a percentage of maximum opportunity, please also disclose the actual payout as a percentage of target level performance.

Response: We note that we showed the percentage of the incentive pool that could be achieved at the target level of performance in the headings to the discussions of each of the components of the short-term incentive arrangement—metrics-specific targets (40%), other corporate goals (30%), and individual performance goals (30%); and we showed the actual performance percentages for each of those items from which the requested disclosure could be calculated. We will modify our future disclosures regarding the short-term incentive arrangement to include the requested disclosure of the actual payout as compared to the target level performance.

2011 Grants of Plan-Based Awards Table

8.

Given that the performance units are settled in cash and no shares of stock are issued pursuant to the awards, please provide us with your analysis for why awards under the Performance Unit Plan are classified as stock awards in the Summary Compensation Table and as equity incentive plan awards in the Grants of Plan-Based Awards and Outstanding Equity Awards Tables. We also note that in response to Item 12 of Form 10-K, you stated that you do not have or maintain any equity compensation plans. Please cite to relevant authority in your response. Please also explain to us how the awards will be settled in cash. Please also tell us if settlement will occur at the same time as the vesting of the awards.

Response: We follow Accounting Standards Codification 718 in our accounting for the awards made under our performance unit plan because the ultimate payout under those awards is based on the difference between the value of shares of our common stock at the beginning of the award period versus the value of those shares at the end of the award period. Under our performance unit plan, awards are made annually to participants in an amount based upon a percentage of their respective base salaries. That dollar amount is converted to units based upon the price per share of our common stock on the date of award grant. At the end of a five-year performance period, those units are multiplied by the price of our common stock at that time to determine the dollar amount to be paid to the holder of the award. Dividend equivalents are paid to the holders of awards under the plan during the five-year performance period.

Section (a)(6)(ii) of Regulation S-K Item 402 (Executive Compensation) defines an "equity incentive plan" and "non-equity incentive plan" as follows:

An equity incentive plan is an incentive plan or portion of an incentive plan under which awards are granted that fall within the scope of FASB ASC Topic 718, Compensation – Stock Compensation. A non-equity incentive plan is an incentive plan or portion of an incentive plan that is not an equity incentive plan.

Based upon that definition and the related accounting for the performance unit plan, we have presented the performance unit plan as an equity incentive plan in the Summary Compensation Table, the Grants of Plan-Based Awards Table and the Outstanding Equity Awards table.

We do not have any plans that involve the issuance of shares of stock, as indicated by the statement that the Staff noted in Item 12 of our Annual Report on Form 10-K for the year ended December 31, 2011. A more specific statement is contained in the "Executive Summary" appearing in "Compensation Discussion and Analysis" on page 16 of our Proxy Statement where we state: "We do not have a stock award plan and thus have not issued any stock options or restricted stock." We make the point that the performance unit plan is a cash-based plan at several points in our proxy statement – including under "Compensation Benefits/Structure – Long-Term Incentives" on page 22 in "Compensation Discussion and Analysis," where we refer to "a cash long-term incentive plan known as the 2006 Performance Unit Plan," and later under the "Grant of Plan-Based Awards Table" on page 25, which contains the following disclosure:

In 2006, our board approved a cash-based long-term incentive plan known as the Performance Unit Plan. Under the Performance Unit Plan, certain key executives of the Company received performance units, whose value is tied to changes in the Company's share price and any dividend payments made by the Company during the vesting period. Performance units are settled by the Company in cash. Because the value of the awards is derivative of the value of our common stock, the awards are accounted for much the same as stock-based awards. That accounting also determines the presentation under applicable SEC disclosure rules, including the tables presented above and below. No shares of stock are issued pursuant to the awards.

Payment under the awards occurs at the end of the five-year performance period, or term, of the awards and not upon vesting of the award-holders rights under the award. We will modify our disclosures in future filings to clarify the time of payment and the manner of its calculation.

*  *  *  *  *

We hereby acknowledge:

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The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact me at (608) 252-7149. If for any reason it would be useful to contact me by email, my address is jnewman@mge.com.

Sincerely, /s/ Jeffrey C. Newman Vice President, Chief Financial Officer, Secretary and Treasurer

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